SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25
                        COMMISSION FILE NUMBER 333-52529

                           NOTIFICATION OF LATE FILING
                                     NT 10-Q


(Check One):          [_] Form 10-K         [_] Form 11-K        [_] Form 20-F
                      [X] Form 10-Q         [_] Form N-SAR

                        For Period Ended: July 31, 2000

        [_]    Transition Report on Form 10-K

        [_]    Transition Report on Form 20-F

        [_]    Transition Report on form 11-K

        [X]    Transition Report on form 10-Q

        [_]    Transition Report on Form N-SAR

               For the Transition Period Ended:

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION


Morris Material Handling, Inc.

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Full Name of Registrant

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Former name if applicable

315 W. Forest Hill Avenue
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Address of Principal Executive Office (Street and Number)

Oak Creek, Wisconsin  53154
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City, State and Zip Code

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                                     PART II
                             RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. The registrant and certain of its subsidiaries filed Chapter 11 petitions in the U.S. Bankruptcy Court for the District of Delaware on May 17, 2000. As a result of numerous filings and issues associated with such Chapter 11 proceedings, the registrant will not be able to file its Quarterly Report on Form 10-Q for the three months ended July 31, 2000 on or before September 14, 2000.


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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        David D. Smith                 (414)                       764-6200
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           (Name)                   (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes        [ ] No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [  ] Yes       [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Morris Material Handling, Inc.
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 13, 2000               By:   /s/  Jack Stinnett
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                                           Jack Stinnett
                                           President and Chief Executive Officer



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